[ELRON ELECTRONIC INDUSTRIES LTD. LOGO]

                                                    October 2, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-3628

Attention:    Stephen Krikorian,
                      Accounting Branch Chief

RE:    Elron Electronic Industries Ltd.
   Form 20-F for the year ended December 31, 2006
           Filed June 27, 2007
           File No. 000-11456

Dear Mr. Krikorian:

Reference is made to the comment letter dated August 29, 2007 (the “Comment Letter”), received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), relating to Elron’s Form 20-F for the year ended December 31, 2006.

Pursuant to the Staff’s request in the Comment Letter, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            Sincerely,

            /s/ Paul Weinberg
            Name: Paul Weinberg
            Title: General Counsel

The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel
Tel. 972-3-6075555, Fax. 972-360755556  www.elron.com